Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A – 16 OR 15D – 16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
WOLSELEY PLC
(Translation of registrant’s name into English)
Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA — England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6
Exhibit 99.7
Exhibit 99.8
Exhibit 99.9
Exhibit 99.10

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission
The following documents are filed herewith:
INDEX

DOCUMENT

Exhibit 99.1	Voting rights and capital	Apr 2, 2007

Exhibit 99.2	Analyst and Investor Site Visit	Apr 17, 2007

Exhibit 99.3	Grant of options to directors/PDMRs	Apr 18, 2007

Exhibit 99.4	Notification of Major Interests in Shares	Apr 20, 2007

Exhibit 99.5	Companies House Form 88(2)	Apr 4, 2007

Exhibit 99.6	Companies House Form 88(2)	Apr 11, 2007

Exhibit 99.7	Companies House Form 88(2)	Apr 11, 2007

Exhibit 99.8	Companies House Form 88(2)	Apr 20, 2007

Exhibit 99.9	Companies House Form 88(2)	Apr 20, 2007

Exhibit 99.10	Companies House Form 88(2)	Apr 30, 2007

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)
Dated: May 1, 2007	By:	/s/ Mark J. White
Mark J. White
Group Company Secretary and Counsel